Exhibit 4.4

Mike Inglis

c/o BT Centre

81 Newgate Street

London

EC1A 7AJ

April 2018

I am writing to confirm that the Board has agreed to extend your appointment for three years from 1 September 2018. Your appointment will continue in all other respects on the terms set out in your letter of appointment dated 11 August 2015 including, and in particular, that either you or the Board may give the other at least three months’ written notice to terminate the appointment at any time. Please sign the attached copy of this letter to confirm your acceptance of this extension on the above terms and return a copy to me.

Yours sincerely

DAN FITZ

Company Secretary, BT Group plc

To:	Dan Fitz

Company Secretary, BT Group plc

I accept this extension of my appointment on the above terms.

Mike Inglis	Date